FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELEFONOS DE MEXICO, S.A.B. DE C.V.

March 27, 2009

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on March 27, 2009 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex at an aggregate price of P.10,626,380.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A.B. DE C.V.

March 26, 2009

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on March 26, 2009 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex at an aggregate price of P.10,496,948.00 and 29,900 class "A" shares of Telmex at an aggregate price of P.306,279.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A.B. DE C.V.

March 25, 2009

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on March 25, 2009 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex at an aggregate price of P.10,362,650.00 and 900 class "A" shares of Telmex at an aggregate price of P.9,225.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A.B. DE C.V.

March 24, 2009

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on March 24, 2009 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex at an aggregate price of P.10,298,655.00 and 20,000 class "A" shares of Telmex at an aggregate price of P.205,000.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A.B. DE C.V.

March 23, 2009

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on March 23, 2009 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex at an aggregate price of P.10,350,419.00 and 2,300 class "A" shares of Telmex at an aggregate price of P.23,575.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2009.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. Buyback from March 23 to March 27, 2009.